Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
United States of America
January 26, 2006

Re:	Converium Holding AG
Form 20-F for the fiscal year Ended December 31, 2004
File Number: 333-14106
Dear Mr. Rosenberg:
Thank you for your letter dated September 16, 2005, relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”).
On behalf of Converium, our responses to your letter are set forth below. As requested in your letter, the numbered paragraphs below correspond to the numbered comments set forth in your letter. For your convenience, we have reproduced each of the comments from your letter immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP, as requested. This letter is intended to supplement our response letter of October 19, 2005.
Form 20-F for the year ended December 31, 2004
Item 4. Information on the Company
B. Business Overview
Our Business
Structured/finite, page 23
1.	We note from your disclosures that all of your operating segments offer structured/finite solutions. It is unclear from your filing what types of “solutions” you offer. As such please tell us supplementally the types of reinsurance protection offered (i.e. excess of loss or finite reinsurance), whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your business and then provide suggested disclosures that help provide greater transparency into your business.

Converium response to Comment 1.:
We have historically offered structured/finite business solutions on a proportional and excess of loss basis, both prospectively and retrospectively.

The structured/finite products that we have offered have several features that differ from traditional reinsurance products. The following features were included in such structured/finite reinsurance products: (i) premium refunds based on actual loss experience; (ii) loss sharing provisions; (iii) additional premiums based on actual loss experience, (iv) sliding scale commission rates, (v) non-refundable reinsurer’s margins; and (vi) underwriting terms that limit the maximum aggregate exposure. Certain of these solutions have been provided on a funds withheld basis. Accordingly, we intend to provide the following additional disclosure under “Structured/finite” in the Business Overview section of an amended 2004 20-F filing:

“Structured/finite products have several features that differ from traditional reinsurance products and may typically include (i) premium refunds based on actual loss experience; (ii) loss sharing provisions; (iii) additional premiums based on actual loss experience; (iv) sliding scale commission rates; (v) non-refundable reinsurer’s margins; and (vi) underwriting terms that limit the maximum aggregate exposure.”
In terms of the economic benefit provided by these products we state on page 22 of the 2004 20-F filing, within the Business Overview section, that “Non-traditional reinsurance involves structured reinsurance solutions tailored to meet individual client’s strategic and financial objectives”. Also on page 22 we state that, “Often these reinsurance solutions provide reinsurance protection across a company’s entire insurance portfolio. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structure/finite programs are constantly evolving and will continue to do so”. On page 23, we further emphasize that, “We seek to provide client specific solutions”. Accordingly we believe that we have emphasized that clients buy this type of product for reasons that are unique to their business, which may potentially include the need to provide reinsurance protection over multiple years or multiple lines of business on a prospective or retrospective basis as part of their risk management and capital management strategies.
We would also note that the importance of structured/finite business has declined over the last few years, particularly following our decision to put our North American operations into run-off. See the table on page 22 of the 2004 Form 20-F and our response to comment 2 below. Nevertheless, we intend to provide the following additional disclosure under “Structured/finite” in the Business Overview section of an amended 2004 20-F filing: “These client-specific solutions include such products as loss portfolio transfers and adverse loss development covers. Loss portfolio transfers involve the transfer of liability of discontinued or expired insurance programs from one company to another company for a fee. Coverage under adverse loss development covers is provided on an excess basis and amounts of indemnification are generally subject to specific aggregate limits.
Non-Life Operations
Standard Property & Casualty Reinsurance, page 25
2.	We note that your Structured/Finite line of business has loss ratios of 162.7%, 188.2% and 228.4% for the years ended December 31, 2004, 2003 and 2002, respectively. Due to the fact that the loss ratios for the line of business are significantly higher than your other lines of business, please disclose the reasons for the high loss ratios and any related known trends and/or uncertainties.

Converium response to Comment 2.:
Please note that the loss ratio for structured/finite in the Standard Property & Casualty segment in respect of the 2002 year is 64.0% as stated in the table on page 25 of the 2004 20-F filing. The loss ratio for 2002 is in line with the loss ratios for the remainder of the lines of business within the Standard Property & Casualty segment.

The loss ratios for the 2004 and 2003 years have been impacted by the significantly reduced earned premium levels as compared to the 2002 year, coupled with loss reserve strengthening from prior underwriting years in a small number of North American client accounts. The loss reserve strengthening in 2004 was a direct result of the findings of the internal and external actuarial reviews conducted on the North American Standard Property & Casualty portfolio of business.

As stated on page 23 of the 2004 20-F filing, within the Business Overview section, “Some structured/finite markets are rating-sensitive and due to our recent downgrades we expect written premium volume in this area to reduce significantly”. Additionally in view of the decision to put our North American operations into run-off we do not expect to write any structured/finite business in the North American marketplace, which has historically been the market with the strongest demand for this type of product in the Standard Property & Casualty segment.

Earned premiums for the structured/finite business within the Standard Property & Casualty Reinsurance segment were US$ 35.7 million, US$ 34.7 million and US$ 124.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 2.3%, 2.1% and 8.9% of total net premiums earned for the segment during these years.

Losses for the structured/finite business within the Standard Property & Casualty Reinsurance segment were US$ 58.2 million, US$ 65.3 million and US$ 79.6 million, for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 4.7%, 5.9% and 7.5% of total losses for the segment during these years.

In view of the relative size and declining importance of the structured/finite business to the financial performance of the Standard Property & Casualty segment, we believe that our disclosures in the 2004 20-F filing are adequate.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Critical Accounting Estimates
Non-life and loss adjustment reserves, page 56
3.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgements and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a.	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Converium response to Comment 3.a.:

The reserving methodology followed by our actuaries does not derive aggregated loss reserve ranges. The essence of our process is that best estimates are derived at contract level, using the most appropriate method as determined by the actuary. Such a process does not lend itself to the determination of aggregated ranges to the business segment or consolidated level as any accumulation would not be on a like-for-like basis and would not take account of diversification effects. We determine a best estimate as opposed to a range of estimates.

b.	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of theses point estimates. Include a disclosure of why the method selected was more appropriate over the other methods.

•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how the point estimate is used.

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
Converium response to Comment 3.b.:
The following response addresses the first two bullet points of 3(b), regarding our reserving methodology and the determination of our point estimate. Our methodology does not determine multiple point estimates from which management determines the most appropriate point estimate.
In establishing loss reserves, we utilize an integrated, multi-disciplinary approach. After an initial analysis by reserving actuaries, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and senior management. On page 56 of our 2004 20-F filing, within the Critical Accounting Policies section, we describe our reserving process as follows:
“We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates.”
On page 36 of the 2004 20-F filing, within the Business Overview section, we state the following, “These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical data and pricing information and statistical models as well as our pricing analyses. We revise reserves as additional information becomes available and as claims are reported and paid.”
Furthermore on page 37 of the 2004 20-F filing, within the Business Overview section, we state, “Our reserving tool applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).”
We included the following more detailed, technical disclosure on pages 34 and 35 of our 2003 20-F filling. We elected to abbreviate this information in 2004, as we did not consider that it added to a reader’s understanding of our reserving approach. However, we intend to re-insert it as a separate section between “Loss and loss adjustment expense reserves” and “Adequacy of reserves” in the Business Overview section of an amended 2004 20-F filing as follows:
“Core Reserving Methodology
Expected Loss / Expected Loss Ratio
Reinsurance contracts are typically priced using proprietary pricing models. The expected loss ratio for each reinsurance contract is normally the expected loss ratio derived at the pricing of the reinsurance contract and may be subject to adjustments based on re-pricing of this reinsurance contract.
All reserve indications are conducted at the reinsurance contract level typically on a gross and retro basis; net loss and allocated loss adjustment expense reserve indications are typically derived by netting gross and retro loss and allocated loss adjustment expense reserve indications. Unallocated loss adjustment expense reserve provisions are derived at the business segment level.
Our reserving tool applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).
Every reinsurance contract is assigned to a reserving group referred to as a Reserve Equity Cell or REC. Each REC typically contains reinsurance contracts with identical or similar characteristics in respect to:
•	underlying risk (e.g. line of business), geographic region or treaty type (i.e. proportional or non-proportional); and

• the time period at which losses are expected to be paid and reported (i.e. expected paid loss development factors and expected reported loss development factors).
For each REC, expected paid loss development factors and expected reported loss development factors are derived from either:
•	statistics developed by pricing actuaries, or

• actual paid loss and reported loss (of the reinsurance contracts assigned to a given REC) aggregated into underwriting year triangles.
It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each REC.
For each REC and underwriting year, ultimate losses are projected using the following five standard actuarial methods:
•	Expected Loss Method (normally derived from pricing as described above)

•	Paid Loss Bornhuetter Ferguson Method

•	Incurred Loss Bornhuetter Ferguson Method

•	Paid Loss Development Method

•	Incurred Loss Development Method
For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g., December 31, 2003) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:
•	select a different actuarial method (i.e. to be more responsive to actual loss experience)

•	revise the expected loss (see expected loss / expected loss ratio above)

•	revise the expected paid loss and / or expected reporting loss patterns
The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract at the reserving date (e.g. December 31, 2003). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.
Typically the indicated ultimate loss for each contract is then adjusted by the ratio of base earned premium to ultimate base premium in order to calculate a reserve provision (IBNR) only to the exposed / expired portion of the reinsurance contract as of the reserving date. A base premium is a premium which excludes loss sensitive premium adjustments.
In essence, for each REC and underwriting year we select best estimate of ultimate losses within a reasonable range. The range estimates are done at the REC level and are not aggregated to the business segment or consolidated level.”
Converium response to Comment 3.b. continued:
On page 56 of the 2004 20-F filing, within the Critical Accounting Policies section, we describe some of the factors that affect our reserving process. “We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates.”
We intend to provide the following additional disclosure under “Non-life loss and loss adjustment reserves” in the Critical Accounting Policies section of an amended 2004 20-F filing: “The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting by cedents and differing reserving approaches amongst cedents.
The amount of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer is commonly referred to in the industry as the “reporting tail”. Lines of business for which claims are reported quickly are commonly referred to as “short-tailed” lines; and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as “long-tailed” lines. The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies.
As a consequence, the estimation of loss and loss adjustment reserves is dependent on many assumptions and selection of parameters, and their combination. One of the most critical assumptions, particularly for lines with long-tail characteristics, is the selection of the reporting tail. The reporting tail is the period of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer. A change of this factor can lead to a substantially different estimate of ultimate losses and therefore reserves for loss and loss adjustment expenses. This change in the tail factor could be triggered by any of the drivers mentioned above, or a combination thereof. For example an increase in the tail factor of 1% for a line with one of the longest tails, Treaty Umbrella, which is included in the Professional Liability and Other Special Liability line of business, would increase total held net loss reserves of US$ XX million by US$ XX million and a decrease in the tail factor of 1% would decrease total held net loss reserves of US$ XX million by US$ XX million.
As a result of these uncertainties and other factors, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs which are reflected in our current reserves. This is evident in our actual experience of prior years’ calendar year loss reserve development, which was as follows:

	Net loss reserves	Development of prior years’	Development on
	beginning of year	loss reserves during the year	prior years’ loss
	($ millions)	($ millions)	reserves (%)
2000	•	•	•
2001	•	•	•
2002	•	•	•
2003	•	•	•
2004	•	•	•
The current year development reflects the composite effect of the factors described above. It is not possible to identify the effect of each individual factor because of the inter-relationship between such factors.
Prior years’ loss and loss adjustment expenses incurred in 2004 of US$ (342.5) million net were primarily driven by reserve strengthening of (US$ 562.0 million) and the impacts on losses and loss adjustment expenses incurred of (i) adjustments of ultimate premium estimates (US$ 206.4 million) (see Note 11), (ii) the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our joint venture with MDU (US$ (10.5) million), and (iii) the reduction of reinsurance recoverables of (US$ (12.0) million), which is offset by the effect of commutations.
We, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, therefore we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume. To mitigate this risk our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.
We use historical loss information in our assessment/analysis of existing loss reserves and/or as a means of noticing unusual trends in the information received from the cedents. Our analyses of estimated loss reserves are based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analyses rely upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.“
In addition, on page 56 of the 2004 20-F filing, within the Critical Accounting Policies section, we state the following: “The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.”

We intend to provide the following additional disclosure under “Non-life loss and loss adjustment reserves” in the Critical Accounting Policies section of an amended 2004 20-F filing: “Our Standard Property and Casualty Reinsurance segment is primarily comprised of short and medium-tail lines of business and accounted for 41.1% and 41.2% of our gross non-life loss and loss adjustment expense reserves at December 31, 2004 and 2003, respectively. Our Specialty Lines segment is primarily comprised of medium and long-tail lines of business and accounted for 56.6% and 56.5% of our gross non-life loss and loss adjustment expense reserves at December 31, 2004 and 2003, respectively. As discussed in the reporting tail description above, this factor can have a significant impact on the volatility of reserves and the uncertainties that exist in the reserve estimation process.”
In our Operating and Financial and Prospects section, on page 8 of the 2004 20-F filing, within the Risk Factors section, we provide additional quantitative and narrative disclosure regarding changes in assumptions and their likely impact. “Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections at a given time, facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.”
Furthermore, we go on to state on page 8 of the 2004 20-F filing, within the Risk Factors section that “As of December 31, 2004 we had $8,776.9 million of gross reserves and $7,641.5 million of net reserves for losses and loss adjustment expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional $382.1 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2004.” Given that the aggregation of ranges to the business segment or consolidated level are not derived, we believe that this disclosure, using a 5% variable, is meaningful. In addition, for an aggregated portfolio like ours, it would not be meaningful to provide sensitivity analyses due to the complex, inter-relationships of the many variables.
c.	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.
Converium response to Comment 3.c.:
We intend to provide the following additional disclosure under “Non-life claims management” in the Business Overview section of an amended 2004 20-F filing: “We have relationships with a large number of cedents. These cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format, and level of detail. All of these factors need to be considered appropriately when managing and assessing claims.”
On page 56 of the 2004 20-F filing, within the Critical Accounting Policies section, we describe some of the factors that affect our reserving process. “We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not yet reported.”
We intend to provide the following additional disclosure under “Non-life loss and loss adjustment reserves” in the Critical Accounting Policies section of an amended 2004 20-F filing: “We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases (“case reserves”) and amounts for losses incurred but not yet reported (“IBNR”), including expected development of reported claims. Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased (“additional case reserves” or “ACR’s”) or reduced as deemed necessary by our claims departments. Our cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. These factors are considered when managing and assessing claims and establishing loss reserves and should be considered when reviewing the reserve splits shown in the table below.
The following table shows gross loss reserves separated between case reserves and IBNR for each segment as of December 31, 2004:

	Case reserves	IBNR	Total gross loss reserves
	($ millions)	($ millions)	($ millions)
Standard Property & Casualty	•	•	•
Specialty Lines	•	•	•
Life & Health Reinsurance	•	•	•
Total	•	•	•
The Life & Health Reinsurance segment contains loss reserves related to Accident and Health business.”
4.	We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedent. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Also in this disclosure, please consider disclosing the following:
a.	Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management’s judgments and assumptions in establishing the assumed loss reserve.
Converium response to Comment 4.a.:
The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting information by cedents and differing reserving methodologies among cedents.
On page 8 of the 2004 20-F filing, within the Risk Factors section, we state the following. “In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.”
Additionally on page 36 of the 2004 20-F filing, within the Business Overview section, we state the following: “The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.”
While the text on pages 8 and 36 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for the reader, we intend to include this information within the Critical Accounting Policies section of an amended 2004 20-F filing.
b.	The nature and extent of the information received from the cedents related to policies, claims, unearned premiums and loss reserves;
Converium response to Comment 4.b.:
The nature and extent of the information that we receive from our cedents is standard within the insurance industry and therefore we conclude that this does not warrant specific disclosure.
c.	The time lag from when claims are reported to the cedent to when the cedent reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
Converium response to Comment 4.c.:
Ceding companies report on different time schedules, typically in accordance with those detailed in the reinsurance contract.
We refer you to our response to comment 4(a) above regarding uncertainty inherent in the reserving process as regards the time lag in the reporting of information.
While the text on page 36 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for the reader, we intend to include this information within the Critical Accounting Policies section of an amended 2004 20-F filing.
d.	How management uses the information received from the cedents in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
Converium response to Comment 4.d.:

We use information received from cedents in our determination of assumed loss reserves, however we do not distinguish between business generated directly or through reinsurance intermediaries in our determination, as this is not relevant to the reserving process.
On page 36 of the 2004 20-F filing, within the Business Overview section, we describe this process. “Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims departments. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims.”
In addition, as stated on page 14 of the 2004 20-F filing, within the Risk Factors section, we state the following: “In 2004, approximately 49.0% of our gross premiums written were written through brokers.” However, we generally do not distinguish between business and information received directly from cedents or that received from intermediaries and, therefore, apply the same methodologies for loss reserve estimates, which are appropriate for the respective type of business regardless of its source.
While the text on pages 14 and 36 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for the reader, we intend to include this information within the Critical Accounting Policies section of an amended 2004 20-F filing.
e.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
Converium response to Comment 4.e.:
At the end of 2004 and 2003, we did not have a backlog which would cause any significant distortion of our reported numbers; therefore we believe that additional disclosure is not necessary.
f.	What process management performs to determine the accuracy and completeness of the information received from the cedents;
Converium response to Comment 4.f.:
Included on page 31 of the 2004 20-F filing, within the Business Overview section, we describe the role of the claims department in its support function for the reserving process.
“In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies.
“We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.”
While the text on page 31 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for the reader, we intend to include this information within the Critical Accounting Policies section of an amended 2004 20-F filing.
g.	How management resolves disputes with cedents, how often disputes occur, and the magnitude of any current, material disputes; and
Converium response to Comment 4.g.:
In the rare instance that we are involved in disputes with cedents, which would typically arise over reinsurance policy coverage, and we can not reach an amicable resolution, we would exercise our rights under the respective reinsurance contract, such as the performance of claims audits or arbitration, and if necessary, litigate. Disclosures relating to our current litigation are contained on pages 94 and 95 of the 2004 20-F filing, within the Legal Proceedings section. Other than as disclosed therein, there are no current, material disputes with cedents.
h.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedents.
Converium response to Comment 4.h.:
We use historical loss information in our assessment of existing loss reserves and/or as a means of noticing unusual trends in the information received from the cedents. On page 37 of the 2004 20-F filing, within the Business Overview section, we disclose the following as regards the use of historical information. “These analyses [of estimated loss reserves] were based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions.” Additionally on page 36 of the 2004 20-F filing, within the Business Overview section, we state “Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.” It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each Reserve Equity Cell.
While the text on pages 36 and 37 is not contained within the Critical Accounting Policies disclosure of the Operating and Financial Review and Prospects section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for the reader, we intend to include this information within the Critical Accounting Policies section of an amended 2004 20-F filing.

Premiums, page 56
5.	We believe your disclosure in Management’s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise the MD&A to include the following information:
a.	Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.
Converium response to Comment 5.a.:
On pages 23 and 24 of the 2004 20-F filing, within the Business Overview section, we disclose our gross written premium estimates and net underwriting expense ratios by line of business. We do not disclose premiums receivable by line of business as we do not believe such disclosure would provide additional, meaningful information to a reader of the 20-F document. However, we intend to provide a table presenting the composition of our gross premiums written and underwriting acquisition costs by line of business, separated between reported and change in accrual for the years ended December 31, 2004, 2003, and 2002 in the Business Overview section of an amended 2004 20-F filing.
b.	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe this amount reflects management’s best estimate of assumed premiums. In addition include the quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
Converium response to Comment 5.b.:
Gross written premium estimate for our direct and assumed business is derived from estimates provided by our cedent; we basically aim at mirroring the underlying cedent policy writing. Some of our key assumptions include estimated written premium and expected reporting lags. The written premium accruals account for the impact of the reporting lag between the cedent premium written and cedent reported premium written to us. These estimates are reviewed on a quarterly basis and can be affected by revised estimates provided by our cedents.
On page 56 of the 2004 20-F filing, we state: “When we underwrite business, we receive premiums for assuming risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.” We intend to provide the following additional disclosure in an amended 2004 20-F filing: “Reported premiums written and earned are based upon reports received from cedents supplemented by our own estimates of premiums written for which ceding company reports have not been received.”
As disclosed on page 56 of the 2004 20-F filing, within the Critical Accounting Policies section, “Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions”. We intend to provide the following additional disclosure in an amended 2004 20-F filing: “Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined. A key assumption used by Management to arrive at its best estimate of assumed premiums is its assessment of expected reporting lags. In addition, they also use the following assumptions: (i) estimated written premium, (ii) change in mix of business, and (iii) ceding company seasonality of premium writing. Management uses information provided by ceding companies as the initial basis for determining its premium accrual estimates and then further refines it based on known trends within the industry and the book of business.”
On page 56 of the 2004 20-F filing, we state: “Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.” We intend to provide the following additional disclosure in an amended 2004 20-F filing: “The time lag between the release of this information from the ceding company to us can be significant and depends on the reporting frequency of the underlying accounts.”
On page 56 of the 2004 20-F filing, we state: “During the course of 2004, we implemented enhanced procedures for establishing written premium estimates. The new process mechanically derives the accrued written and earned premium from our ultimate premium estimates for a period of two years after the expiration of the underlying direct policy. Following this, the cedent’s actual reported premiums are used.” We intend to provide the following additional disclosure in an amended 2004 20-F filing: “Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end 2004 by detailed review using actuarial techniques, primarily for European non-life business, which compared estimates with actuarially derived amounts using ceding companies’ actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of $219.8 million; after reflecting the impact on accrued underwriting expenses of $16.5 million and losses of $206.4 million, the impact of these adjustments on the technical result was $3.0 million.”
On page 56 of the 2004 20-F filing, we state: “We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis.” We intend to provide the following additional disclosure in an amended 2004 20-F filing: “Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect this difference in our mix of business from year to year. Our underwriters and client relationship managers, in their analysis of trends, relate the change in premiums earned to the change in premiums written. Similarly, the seasonality of premium writings, are also analyzed on a regular basis by our underwriters and client relationship managers, taking into account the underlying business, the local market environments and emerging trends.”
c.	Disclose, if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.
Converium response to Comment 5.c.:
We do not establish a provision for doubtful accounts related to our assumed premium estimates. It is our policy to periodically review our written premium estimates and adjust these estimates as new information becomes available, including information about collectibility of the account. In accordance with our policy, we record a provision for doubtful accounts in current premiums receivable, which is reflected in our financial statements.
Results of Operations
Year Ended December 31, 2004 Compared to December 31, 2003
Converium Consolidated Losses, Loss Adjustment Expenses and Life Benefits, page 62

6.	It appears that you have significantly revised your estimate of loss reserves recorded in prior years in your Specialty Lines. Please revise Management’s Discussion and Analysis to explain the reason for your change in estimate. Please include the following disclosures:
a.	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b.	Identify the changes on the key assumptions you made to estimate the reserve since the last reporting date.

c.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate. In your disclosure clarify what specific events in 2004 caused the significant reserve strengthening that was not known when you recorded similar reserve strengthenings in 2000, 2001, 2002 and 2003.
Converium response:
The following response addresses comments 6(a), 6(b) and 6(c) above.
On page 62 of the 2004 20-F filing, within the Results of Operations section, we describe the revision of loss reserves that occurred during 2004, including the years to which the change relates, the changes in key assumptions and the nature and timing of the change in estimate. “Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Since 2000, Converium has recorded a total of $868.2 million of additional net provisions on prior years’ non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and 2004: $562.0 million). During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of in-depth internal and external reviews performed during 2004, resulted in an aggregate strengthening of prior years’ non-life loss reserves by $562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years.” We intend to provide the following additional disclosure in an amended 2004 20-F filing: “The increased claims reporting was attributable to both frequency and severity.”
Additionally on pages 38 through 40 of the 2004 20-F filing, within the Business Overview section, we provide loss reserve development information and a roll-forward of our reserves for losses and loss adjustment expenses for the 2004, 2003 and 2002 years, which displays the beginning balance of loss reserves and the respective movements of the loss reserve balances broken out between current and prior year.
Furthermore on page 62 of the 2004 20-F filing, we describe the offsetting changes in estimates that increase and decrease the loss reserves. “In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of $73.5 million primarily related to adverse developments of General Third Party Liability ($116.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (non-life) ($8.1 million), which was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of $488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.3 million), and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million), and Credit & Surety ($3.8 million).”
We believe that our current disclosures, as described above, are adequate.
d.	Insure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
Converium response to Comment 6.d.:
Based on the above, we believe that the aggregate strengthening represents a change in an accounting estimate to be recorded in the period when it occurred. The strengthening was due to adverse loss-reporting trends we identified from the increased claims reporting activity of our cedents in the first half of 2004. These reported losses from our cedents on certain lines of business were in excess of the amounts that were expected as of the balance sheet date. The relevant lines were all long-tail lines; that is lines of business where actual losses only become known over an extended period of time after the loss has occurred.
We believe that it is important for a reader of the 20-F document to understand the risks associated with long-tail lines of business and accordingly state on Page 36 of the 2004 20-F filing, within the Business Overview section, that “The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time.”
e.	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.
Converium response to Comment 6.e.:
We believe the metrics you refer to above are more in line with those that would be accumulated and analyzed by a personal lines insurer rather than a reinsurer. In the former, claim volumes are more significant and statistically valid, whereas for a pure reinsurer such as Converium, claim volumes are far lower and the type of reporting we receive from cedents often does not include the type of metrics you refer to. As we do not receive this level of information from our cedents, we therefore can not provide this disclosure.
B. Liquidity and Capital Resources, page 78
7.	Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.
Converium response to Comment 7.:
The use of asset/liability management, or ALM, is a key tool in managing the liquidity of our business. The ALM process is described on page 110 of the 2004 20-F filing, within the Quantitative and Qualitative Disclosures About Market Risk section. ”We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.”
Additionally on pages 42, 43, 78 and 79 of the 2004 20-F filing, we discuss our invested asset base, letters of credits, and other types of collateralization of policy liabilities. We believe that this information provides comprehensive disclosures on our position relating to the liquidity of our assets.
While the text on page 110 is not contained within the Liquidity and Capital Resources section, we believe that our disclosure, as described above, is adequate given that the information is present elsewhere in the document. However, for ease of reference for the reader, we intend to include certain of this information within the Liquidity and Capital Resources section of an amended 2004 20-F filing. We also intend to expand the disclosures within the Liquidity and Capital Resources section of an amended 2004 20-F filing to further address some of the additional points you raised above as follows:
“Asset/Liability Management
The use of asset/liability management, or ALM, is a key tool in managing the liquidity of our business. Through the use of ALM, we manage our long-term risks and we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling. See “Item 4 – Information on the Company – B. Business Overview – Investments” for additional information on our invested asset base.”
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(c) Non-life Reinsurance
Premiums, page F-10
8.	We refer to your disclosure regarding the change in how you determine your premium estimate. Please tell us in greater detail how management determines the premium estimate, and why you believe this is a change in estimate under APB 20. In your response please also tell us how management previously determined the premium estimate.
Converium response to Comment 8.:
Management uses information provided by the ceding companies as the initial basis for determining its premium accrual estimates and then further refines it based on known trends within the industry and the book of business.
As disclosed on page F-10 of our 2004 20-F filing, “Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. During the course of 2004 Converium implemented enhanced procedures for establishing premium estimates.” The change that occurred during 2004 was a change in the period after the expiration of the underlying direct policy used for the premium accrual process from four years to two years. This change represented an enhancement of our existing estimation procedures reflecting further information available in 2004 which indicated that recent trends showed a need to reduce the necessary accrual estimation period, and therefore, qualified as a change in accounting estimate in 2004 in accordance with APB 20. The financial impact of this enhancement of our existing procedures is disclosed on page F-25 of the consolidated financial statements in our 2004 20-F filing, within the Operating Results section.

As requested, on Converium Holding AG’s behalf, I hereby acknowledge that:
(a)	Converium Holding AG is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(c)	Converium Holding AG may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any comments or queries on this matter please do not hesitate to contact me on +41 44 639 96 69.
Yours sincerely,
Andreas Zdrenyk
Chief Financial Officer, Converium Holding AG

cc:	Joel Parker
Joseph Roesler